UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Smurfit Westrock plc

(Exact name of the registrant as specified in its charter)

Ireland	001-42161	98-1776979
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Beech Hill, Clonskeagh Dublin 4, D04 N2R2 Ireland	N/A
(Address of principal executive offices)	(Zip code)

Niall Keane, Group Company Secretary

+353-1-2027000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - CONFLICT MINERALS DISCLOSURE

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of Smurfit Westrock plc’s Specialized Disclosure Report on Form SD and the Conflict Minerals Report for the calendar year ended December 31, 2025, which is being provided as Exhibit 1.01 hereto, are publicly available at www.smurfitwestrock.com as well as SEC’s EDGAR database at www.sec.gov. Information on Smurfit Westrock plc’s website and SEC’s website does not constitute a part of, and is not incorporated by reference into, this Form.

Section 3 - EXHIBITS

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Smurfit Westrock plc
(Registrant)

Date: May 29, 2026

	By:	/s/ Ken Bowles
Ken Bowles
Executive Vice President & Group Chief Financial Officer